Exhibit 99.1

SCOTIABANK ANNOUNCES DIVIDEND ON OUTSTANDING SHARES

TORONTO, ON (12/06/13) - Scotiabank today announced a dividend on the outstanding shares of the Bank for the quarter ending January 31, 2014, as follows, payable on January 29, 2014 to shareholders of record at the close of business on January 7, 2014:

Common Shares
● Dividend No. 578	of $0.62 per share;

Non-Cumulative Preferred Shares
● Series 13, Dividend No. 35	of $0.30 per share;
● Series 14, Dividend No. 28	of $0.28125 per share;
● Series 15, Dividend No. 27	of $0.28125 per share;
● Series 16, Dividend No. 25	of $0.328125 per share;
● Series 17, Dividend No. 24	of $0.35 per share;
● Series 18, Dividend No. 23	of $0.209375 per share;
● Series 19, Dividend No. 3	of $0.189750 per share;
● Series 20, Dividend No. 23	of $0.225625 per share;
● Series 21, Dividend No. 1	of $0.167875 per share;
● Series 22, Dividend No. 21	of $0.3125 per share;
● Series 24, Dividend No. 20	of $0.3906 per share;
● Series 26, Dividend No. 20	of $0.390625 per share;
● Series 28, Dividend No. 20	of $0.390625 per share;
● Series 30, Dividend No. 15	of $0.240625 per share;
● Series 32, Dividend No. 12	of $0.23125 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

For further information:
Peter Slan, Scotiabank Investor Relations, (416) 933-1273;
Patty Stathokostas, Scotiabank Media Communications, (416) 866-3625.